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                                                                  Exhibit (g)(2)


[STATE STREET LETTERHEAD]


January 28, 2000

Mr. Oliver Sun
Alpine Funds
122 E. 42nd Street, 37th Floor
New York, NY  10168

Re: Custody Agreement by and between Alpine Equity Trust and Investors Fiduciary Trust Company dated April 27, 1998 and related Security Procedures Selection Form

Dear Mr. Sun:

     As you are aware, we are completing the acquisition process that began in 1995 when State Street purchased Investors Fiduciary Trust Company. The State Street/IFTC combination has been truly beneficial, particularly in the areas of product offerings, technology and customer service. In order to support continued growth and to meet the changing needs of our clients, we will be assigning all IFTC custody and fund accounting contracts to State Street Bank and Trust Company as soon as possible.

     We request your agreement to such assignment and to the assumption of all rights, duties and obligations of the above referenced contract by State Street Bank and Trust Company, effective January 1, 2000. Please indicate your company's consent to the assignment and assumption by signing the enclosed copy of this letter and returning it to me in the enclosed pre-addressed envelope.

     Thank you for your prompt response, and please do not hesitate to call me at (816) 871-9440 if I can provide any further information or be of assistance in any way.

Sincerely,

/s/Robert G. Novellano
Robert G. Novellano

APPROVED AND AGREED TO:
Alpine Equity Trust


By: /s/Samuel A. Lieber
    ------------------------

Title:  CEO
      ----------------------

Date: February 2, 2000